Exhibit 99.1

By Electronic Delivery to: richardwu@ihangmei.com; liuyan@ihangmei.com

August 28, 2018

Mr. Richard Wu

Chief Financial Officer

AirMedia Group Inc.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Re:	AirMedia Group Inc. (the “Company”)

Nasdaq Symbol: AMCN

Dear Mr. Wu:

On May 17, 2018, Staff notified the Company that it did not comply with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1) (the “Rule”) because it had not filed its Form 20-F for the year ended December 31, 2017 (the “Form 20-F”). Based on our further review and the materials submitted on July 9, July 23, and August 21, 2018, Staff has determined to grant an exception to enable the Company to regain compliance with the Rule.

According to the Company, the Form 20-F was not timely filed primarily due to the repositioning and refining of its business model, resulting in changes to its audit and accounting policies and procedures. In addition, the Company identified weaknesses in its internal controls over financial reporting due to inadequate resources or resources with insufficient experience or training relating to US GAAP. The Company believes that it has a plan in place to address these weaknesses and is requesting an extension until November 12, 2018 to file the Form 20-F.

The terms of the exception are as follows: 1) On or before October 12, 2018, the Company shall provide Staff an updated time line with steps remaining to file the Form 20-F; and 2) On or before November 12, 2018, the Company must file the Form 20-F as required by the Rule. In the event the Company does not satisfy the terms, Staff will provide written notification that its securities will be delisted. At that time, the Company may appeal Staff’s determination to a Hearings Panel.

If you have any questions, please contact me at +1 301 978 8034.

Sincerely,

/s/ Wayne Bush

W. Wayne Bush, CFA

Director

Nasdaq Listing Qualifications

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